EXHIBIT 99.1

Media advisory: Hut 8 to Release Q3 2022 Results November 10

TORONTO, Nov. 1, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers and high performance computing infrastructure provider, will be releasing results for the quarter ended September 30, 2022 via a conference call on November 10, 2022.

Who:   Analysts, media, and investors are invited to attend.

What: Hut 8 executives will review the company's third quarter financial results and comment on recent corporate developments.

When: Results will be shared via media release and on the Company's website at https://hut8mining.com/investors/ by 9:30 a.m. ET on November 10, 2022. The conference call and webinar will begin at 10 a.m. ET.

Where: Those joining via telephone should dial in 5 minutes early.

  Toll-free (North America):
  1-888-664-6392 access code: 91939832#

About Hut 8

Hut 8 is one of North America's largest innovation-focused digital asset miners, led by a team of business-building technologists, bullish on bitcoin, blockchain, Web 3.0 and bridging the nascent and traditional high performance computing worlds. With two digital asset mining sites located in Southern Alberta and a third site in North Bay, Ontario, all located in Canada, Hut 8 has one of the highest capacity rates in the industry and one of the highest inventories of self-mined Bitcoin of any crypto miner or publicly traded company globally. With 36,000 square feet of geo-diverse data centre space and cloud capacity connected to electrical grids powered by significant renewables and emission-free resources, Hut 8 is revolutionizing conventional assets to create the first hybrid data centre model that serves both the traditional high performance compute (Web 2.0) and nascent digital asset computing sectors, blockchain gaming, and Web 3.0. Hut 8 was the first Canadian digital asset miner to list on the Nasdaq Global Select Market. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

View original content to download multimedia:https://www.prnewswire.com/news-releases/media-advisory-hut-8-to-release-q3-2022-results-november-10-301663983.html

SOURCE Hut 8 Mining Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2022/01/c1377.html

%CIK: 0001731805

For further information: Hut 8 Investor Relations: Sue Ennis, sue@hut8mining.com; Hut 8 Media Relations: Yamini Coen, yamini.coen@hut8mining.com

CO: Hut 8 Mining Corp

CNW 06:30e 01-NOV-22